SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_____

FORM 8-K

**CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of report (Date of earliest event reported):   August 27, 2002

Cole National Corporation

(Exact Name of Registrant as Specified in Charter)

Delaware	**1-12814**	**34-1453189**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5915 Landerbrook Drive, Mayfield Heights, Ohio	**44124**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: (440) 449-4100

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Item 5. Other Events.

On August 27, 2002, Cole National Corporation issued a press release, a copy of which is attached as Exhibit 99.1 hereto.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Cole National Corporation

By: /s/ Tracy L. Burmeister
        Name: Tracy L. Burmeister
        Title: Vice President, Accounting & Reporting
             (Duly Authorized Officer and Principal
             Accounting Officer)

Date: August 27, 2002

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press release, dated August 27, 2002